Form 10-K, Exhibit 13
period 1993-12-31
FIRST NATIONAL BANK CORP
filed 1994-03-28
CIK 808364

FIRST NATIONAL BANK CORP.
FORM 10-K (continued)


                                   EXHIBIT 13

              Annual Report of the Registrant to its Stockholders
                      for the year ended December 31, 1993

                                                         ANNUAL

                              1993 ANNUAL REPORT
                                     FNBC
                           FIRST NATIONAL BANK CORP.

FIRST NATIONAL BANK CORP.

CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                           Year Ended December 31,
- ------------------------------------------------------------------------------------------------------------------
                                                                  1993              1992                Change
- ------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net interest income (including loan fees)                   $21,121,882      $18,213,617               16.0%
  Provision for loan and lease losses                             825,000        1,275,000              (35.3)
  Noninterest income                                            3,798,922        3,834,022               (0.9)
  Noninterest expense                                          18,167,959       17,347,477                4.7
  Cumulative effects of changes in accounting principles       (1,183,000)         231,000                N.M.
  Net income                                                    3,421,845        3,354,162                2.0
- ------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (1)
  Primary income before cumulative effects of changes
    in accounting principles                                        $2.15            $1.72               25.0%
  Primary net income                                                 1.60             1.85              (13.5)
  Fully diluted income before cumulative effects of
    changes in accounting principles                                 2.04             1.53               33.3
  Fully diluted net income                                           1.53             1.63               (6.1)
  Cash dividends                                                     0.74             0.71                4.2
  Book value, end of period                                         16.10            16.43               (2.0)
  Market value (2)                                                  22.75            18.75               21.3
- ------------------------------------------------------------------------------------------------------------------
AT YEAR END
  Total assets                                               $484,332,777     $453,621,626                6.8%
  Total securities                                             87,572,300       83,005,869                5.5
  Total loans and lease financing                             328,025,619      317,215,680                3.4
  Deposits                                                    440,051,495      410,936,118                7.1
  Stockholders' equity                                         37,272,367       29,409,199               26.7
  Shares outstanding (1)                                        2,315,671        1,790,488               29.3
- ------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCES
  Total assets                                               $465,241,735     $438,937,127                6.0%
  Total securities                                             84,587,447       94,558,513              (10.5)
  Total loans and lease financing                             327,137,063      295,491,975               10.7
  Deposits                                                    420,994,293      395,229,723                6.5
  Stockholders' equity                                         33,855,196       28,794,095               17.6
  Weighted average shares outstanding (1)                       2,102,602        1,769,337               18.8
- ------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
  Return on average total assets                                     0.74%            0.76%              (2.6%)
  Return on average equity                                          10.11            11.65              (13.2)
  Tier I capital to risk-based assets                               10.55             8.63               22.2
  Total capital to risk-based assets                                11.80            12.35               (4.5)
  Average equity to average assets                                   7.28             6.56               11.0
  Dividend payout ratio                                             46.88            37.33               25.6
- ------------------------------------------------------------------------------------------------------------------
OTHER
  Number of employees (full time equivalent)                          244              247               (1.2%)
  Number of stockholders                                            1,284            1,232                4.2
- ------------------------------------------------------------------------------------------------------------------

(1) Restated for 5% stock dividend and 4-for-3 stock split during 1993
(2) Source:  The Nasdaq Stock Market
N.M. Not meaningful

  [GRAPH]                [GRAPH]                [GRAPH]                  [GRAPH]

FIRST NATIONAL BANK CORP.

DEAR SHAREHOLDERS:

1993 WAS AN OUTSTANDING YEAR for First National Bank Corp. We posted record earnings, improved key ratios, increased the dividend payout, strengthened our balance sheet, increased stockholders' equity and raised core deposits. Additionally, we developed noticeably as a cohesive team with renewed purpose and ability to serve our customers.

OUR EARNINGS HIT A RECORD HIGH -- reaching $3,422,000, or $1.53 per share on a fully diluted basis, compared with $3,354,000, or $1.63 per share in 1992. This was accomplished despite a one-time charge of $1,183,000 for the cumulative effect of a change in accounting principle related to postretirement health benefit expenses. The 1992 results benefited from a one-time credit of $231,000 for an accounting change related to income taxes.

Based on the strong performance and positive outlook, the Board of Directors increased the dividend payout to $.74 per share, and authorized the payment of our sixth consecutive 5% stock dividend. Our stock price aptly reflected this strong performance, rising 21%, to $22.75 at the close of the year, from an opening price of $18.75, adjusted for November's four-for-three stock split.

OUR KEY RATIOS moved in a positive direction as a result of concerted efforts by management. Noninterest expense increased by less than 5%. Return on average assets rose to 0.99%, from 0.71%, when accounting changes are discounted. Our net interest margin increased by 32 basis points to 5.29%.

We saw noteworthy accomplishments over and above the excellent operating results.

First, we opened a full service branch in Romeo, Michigan. At 2,700 square feet, the branch is among our largest and most efficient.

We completed expansion and renovations of two branches. Our Harper branch -- one of our busiest -- underwent a complete transformation. The Clemens Center branch, likewise, was expanded and totally remodeled.

On the subject of marketing, we formally adopted "Making Your Life Easier" as our marketing themeline. The themeline appears in ads, and on brochures, mailers, signs and specialty items.

We customarily launch one or two new products each year. In 1993 we began marketing a new commercial lease product for the public sector and businesses of all sizes. The new commercial lease program is designed for manufacturing equipment, large computer systems or to aid a municipality in acquiring a capital item such as a fire truck.

A LOOK AT 1994 We fully expect the Macomb County economy to continue its robust growth with strong loan demand. We should be aided by substantially flat interest rates, enabling us to maintain, or improve, net interest margins.

NEW BRANCH RENOVATIONS. In response to customer demand, we are planning to expand the Chesterfield branch by adding two additional drive-up lanes. The Chesterfield branch is extremely popular among customers. Volume there has nearly overwhelmed our service capabilities in the short time that the branch has been open. Subsequent to year-end, we completed floor-to-ceiling remodeling of the North Avenue branch, which serves downtown Mount Clemens.

NEW PRODUCTS. 1994 is off to a successful start. We have introduced a new Increasing Rate CD which guarantees holders four interest rate increases over a two-year term. The CD was introduced to respond to depositors' concerns about lower-interest rate payouts on long-term CDs. 1994 will see our first offering of mutual funds and annuities for customers who seek investment alternatives to CDs. These products will enable us to generate fees from funds which otherwise would be lost to brokerage firms. A third marketing push for 1994 will be a Loan-By-Phone campaign, aimed at boosting consumer loan volume.

1994 ANOTHER PROFITABLE YEAR We feel we have positioned our assets -- financial, facilities and people -- to take full advantage of the positive trends. Our focus will be on building core deposits, continuing to improve asset quality, ongoing monitoring and management of costs -- particularly noninterest expense and the aggressive fostering of a customer oriented sales culture. We fully expect our marketshare to improve and 1994 earnings growth to equal -- or to exceed -- 1993's performance.

On behalf of the Board of Directors, we extend our sincere thanks to our employees for their dedication and extraordinary efforts during the past year and commitment to the coming year. We also extend our thanks to you, our shareholders, for your continued support, confidence and trust.

/s/ ARIE GULDEMOND                               /s/ HAROLD W. ALLMACHER

Arie Guldemond                                   Harold W. Allmacher
Chairman of the Board                            Vice Chairman,
                                                 President & CEO

FIRST NATIONAL BANK CORP.

Full page - First National Bank provides construction and mortgage loans for a new subdivision in Clinton Township. Marcello Iannucci, President and owner of Suncrest Homes, Inc. and David Girodat, FNB's Vice President and Regional Commerical Loan Officer, inspect a home under construction.

Right - Mitchell Buick Honda will relocate its dealership to a new showroom next to FNB's Hall Road Financial Center. Talking about the move are Jerry Tsudis, Co-owner of Mitchell Buick Honda; FNB Vice President & Commercial Loan Division Manager Andrew Tassopoulos; and Gordon (Ky) Voog, Co-owner of Mitchell Buick Honda.

Left - Boating is big business in Macomb County. Michael Lambert, President and owner of Land's End Marina in Harrison Township, talks about the busy boating season with FNB Assistant Vice President - Consumer Lending Sam Millard.

                              [Photos]

FIRST NATIONAL BANK CORP.

MACOMB COUNTY -- GOLDEN ERA OF GROWTH


THE LIST OF COMPANIES moving to -- or expanding in -- Macomb County reads like a who's who of corporate America: Chrysler Corporation, Ford Motor Company, Home Depot, Target, Fretter, Inc., F & M Discount Stores, DuPont Corporation, TRW, Bendix, Kmart and AMP Industries, to name a few. American companies invested more than $2.2 billion in Macomb County between 1990 and 1992.

Growth isn't limited to U.S. firms either. Seven major Canadian firms opened plants in Macomb County during last year alone. Canadian firms are discovering what their U.S. counterparts have known for years: Macomb County is one of the midwest's best places to do business.

THE HEARTY NATURE of Macomb's business economy translates directly into jobs, high employment and a financially-sound consumer segment among the county's 717,000 residents. Median household income is about $39,000, and median family income exceeds $44,000. "That means strong, growing loan demand for homes, cars, boats and other consumer items," notes FNB President and CEO, Harold W. Allmacher.

FIRST NATIONAL BANK is an integral part of the county's continuous growth and success. In fact, FNB plays a leadership role in Macomb's planned growth. Mr. Allmacher is the chairman of the Macomb County Community Growth Alliance -- a quasipublic organization which plans, nurtures and oversees Macomb's growth. Numerous FNB board members, officers, and managers are members of similar organizations.

Commercial banking for small and medium-sized companies is one of FNB's principal market niches, and accounts for close to 50% of our deposit and lending activities. Among the bank's better-known local customers in this category are: Bavarian Village Ski Shops, Bill Lee Oldsmobile, Mitchell Buick, Concord Tool Co., Clover Tool Co. Inc., Greystone Golf Course, C.J. Barrymores, Mirage Banquet Hall and Trinity Land Development. Further, FNB counts most of the county's municipalities among its clients.

A unique facet of Macomb County's extraordinary growth is that progress seems to be everywhere -- not just pockets of building and economic activity. Look out any window of FNB's Financial Center at Romeo Plank and Hall Road to see the future coming. Hall Road is undergoing a massive transformation, as some $200 million is being invested to widen the road to six to eight lanes over a 12-mile section, running nearly the width of the county.

Hall Road aptly has been designated the "Golden Corridor," because of the tremendous growth it has spawned along its route. In addition to hundreds of stores at the upscale, always-busy Lakeside Mall, current or planned Hall Road retailers include Kmart, Builders' Square, Meijer's, Target, Sports Authority, Office Max, PetCare Superstore, Best Buy and Home Quarters.

WHY MACOMB COUNTY? "Planning is the key," says Mr. Allmacher. "The foundation for today's growth was set more than a decade ago, by far-sighted organizations like the Macomb County Board of Commissioners and Community Growth Alliance, in concert with the local Chambers and other business and community groups.

"FNB participated actively in this planning over the past 15 to 20 years. The success of our Branch network relates directly to the data and business forecast models generated by these groups. FNB and a lot of other companies were able to see exactly where commercial and consumer development would take place.

"WE STRATEGICALLY positioned our branches to serve those growing needs. A lot of companies -- us included-- who believed in long-range planning and kept their eyes to the horizon are years ahead of competition because of the farsightedness," Mr. Allmacher concludes.

FIRST NATIONAL BANK CORP.

Full page - Harold W. Allmacher, Vice Chairman, President & CEO; Arie Guldemond, Chairman of the Board

Left - the new Romeo Branch is one of FNB's largest and most efficient. The new Branch team includes Gabe Makhlouf, Assistant Vice President & Romeo Regional Loan Officer; Nancy Christian, Vice President - Branch Administration & Bank Operations; and Mary Berckley, Branch Manager.

Right - The busy Harper Branch was expanded and completely renovated in 1993. Seated is Genie Watters, FNB Teller and Pete Batistoni, Harper Branch Officer.
                                 [Photos]

FIRST NATIONAL BANK CORP.

FNB: COMMUNITY INVOLVEMENT
     COMMUNITY COMMITMENT

WHY IS FNB SO INVOLVED in community activities? FNB President and CEO Harold W.
Allmacher: "Community banking only works when employees, directors, and bank officers play a leadership role in the community. Involvement is the foundation to building a solid reputation for integrity, competence, commitment and personal service."

First National Bank is REALLY involved in the communities it serves with hands-on active participation on boards or advisory committees of about 60 community groups and financial support for another 50 organizations. The interests cover the gamut: Chambers of Commerce, The Art Center, Friends of the Clinton River, Macomb YMCA, Cancer Society, educational institutions, sports organizations, Operation Headstart, Boy Scouts of America, AMVETS, and Macomb County Historical Society.

FNB IS BEST KNOWN for its sponsorship of six key community events and programs:

FOURTH OF JULY FIREWORKS DISPLAY -- The annual July 4th fireworks is Macomb County's biggest, brightest, noisiest fun event. Enjoyed by an estimated 100,000 people each year, the fireworks spectacular is second only to the International Fireworks Display held about 25 miles south in downtown Detroit.

SANTA CLAUS PARADE -- The Mount Clemens Santa Claus Parade attracts kids young and old from across Macomb and adjoining counties. FNB rescued the financially-troubled parade by assuming sponsorship in 1989 and has kept things going and growing ever since. This year, FNB was joined by co-sponsor Mount Clemens General Hospital to create the largest parade to date. Scores of officials and dignitaries -- including Santa himself -- and 120 parade groups dance, prance, walk and roll through downtown Mount Clemens. The parade is broadcast on area cable television as well. Last year's parade marked the first appearance of papier mache characters.

MACOMB YMCA CORPORATE OLYMPICS -- FNB serves on the board of the Macomb YMCA and has been a major co-sponsor of the Y's annual community-wide Health and Fitness contest.

CLASSICS & KEEPSAKES is a popular Mount Clemens summer event. The city-wide weekend of activities attended by thousands includes more than a dozen different events: Classic Car Exhibit, Antique Boat Show, History Fair, Antique Fashion Show, Historic Home Tour, Restoration Workshops and more.

THE MOUNT CLEMENS ART CENTER -- FNB is actively involved with the Art Center as a member of its Board of Trustees and Chair of Corporate Development. FNB sponsors and supports exhibits and several key events each year on behalf of the Art Center. These include the Michigan Annual Holiday Fair and Have A Heart annual fund raising extravaganza.

MEALS ON WHEELS -- Several teams of FNB employees have been involved with Holiday Home Delivery of Meals on Wheels since 1990. This important program provides a hot meal and snack for hundreds of home-bound senior citizens on Easter, the Fourth of July, Thanksgiving and Christmas.

FNB'S COMMUNITY INVOLVEMENT also extends to other important arenas: During 1993, the bank sponsored nine seminars and workshops for low- and moderate-income home buyers and aspiring business entrepreneurs.

[photo]


FNB's close ties to the community have resulted in many valuable relationships with prominent citizens. During 1993, the Bank received the second of two gifts from the Estate of James E. Neely, a former stockholder and director. Mr. Neely's generosity epitomizes the respect that our bank generates among the community. He provided all of us with a reminder that our community involvement is an inseparable part of our existence. Mr. Neely was President of the Armada State Bank, which merged with FNB in 1970, and served on our Board of Directors from 1975 until his retirement in 1983. Mr. Neely is fondly remembered for his service and dedication to FNB and to the community.

FIRST NATIONAL BANK CORP.

Full page - FNB is the principal sponsor of the annual Santa Claus Parade.

Santa's helpers are:
Ralph LaGro, Mount Clemens General Hospital President & CEO; Mark "Doc" Andrews of WKQI Q95-FM, the Parade's M.C.; John Torre, FNB Marketing Director, as Pinnochio; Harold W. Allmacher, FNB President & CEO.; and Michelle Semple, Mount Clemens General Hospital Media and Community Relations Coordinator, as Santa's elf.

Left - The Art Center in downtown Mt. Clemens is one of more than 100 community organizations supported by FNB. Andrew Tassopoulos, FNB Vice President & Commercial Loan Division Manager is a member of The Art Center Board. Shown with him getting ready for a new exhibit is The Art Center's Executive
Director Jo-Anne Wilke.

Right - Commitment and investment are making downtown Mt. Clemens a showcase for urban revitalization. Principals of Mt. Clemens success include Harold W. Allmacher, FNB President and CEO; Gebran S. Anton, Mt. Clemens-based real esate developer; and Ralph Leach, President and owner of the Art-O-Craft store.




                                    [Photos]

FIRST NATIONAL BANK CORP.

BOARD OF DIRECTORS

[Photos]

  [Photos]


Robert D. Morrison
  Retired Dentist

Frank E. Jeannette
  Attorney

John J. Mulso
  Retired Undersheriff
  Macomb County
  Sheriff's Dept.

Celestina Giles
  Bank Officer
  Executive Department

Raymond M. Contesti
  Superintendent, Clintondale
  Community Schools

David A. McKinnon
  Attorney

Glen D. Schmidt
  President
  International Star Corporation

James T. Cresswell
  President
  Oakland General Underwriters

FIRST NATIONAL BANK CORP.
CONSOLIDATED BALANCE SHEETS

                                                                           December 31,
- -----------------------------------------------------------------------------------------------
Assets                                                                1993             1992
- -----------------------------------------------------------------------------------------------
Cash and due from banks (Note 2)                                  $25,382,444      $24,389,706
Federal funds sold                                                 22,900,000        9,700,000
- -----------------------------------------------------------------------------------------------
  Cash and Cash Equivalents                                        48,282,444       34,089,706
- -----------------------------------------------------------------------------------------------
Securities available for sale (Note 3)                              7,506,395        5,061,088
Investment securities - at amortized cost (market value of
    $82,355,000 in 1993 and $80,230,000 in 1992)(Note 3)
  United States Treasury                                            9,229,318        9,424,009
  United States Government agencies                                37,117,468       31,437,433
  Municipal obligations                                            33,161,969       36,524,589
  Other securities                                                    557,150          558,750
- -----------------------------------------------------------------------------------------------
  Total Investment Securities                                      80,065,905       77,944,781
- -----------------------------------------------------------------------------------------------
Loans and Leases (Note 5)
  Residential real estate                                          60,361,529       65,437,839
  Commercial                                                      212,035,383      195,133,213
  Installment                                                      55,628,707       56,495,469
  Lease financing                                                        ----          149,159
- -----------------------------------------------------------------------------------------------
  Total Loans and Leases                                          328,025,619      317,215,680
Allowance for loan and lease losses (Note 6)                       (4,597,547)      (4,585,032)
- -----------------------------------------------------------------------------------------------
  Net Loans and Leases                                            323,428,072      312,630,648
- -----------------------------------------------------------------------------------------------
Property and equipment (net of depreciation)(Note 7)               15,595,828       14,709,269
Accrued interest receivable                                         2,600,192        2,640,537
Other real estate                                                   3,289,714        3,440,562
Other assets                                                        3,564,227        3,105,035
- -----------------------------------------------------------------------------------------------
  Total Assets                                                   $484,332,777     $453,621,626
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

FIRST NATIONAL BANK CORP.
CONSOLIDATED BALANCE SHEETS

                                                                          December 31,
- ----------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity                                  1993             1992
- ----------------------------------------------------------------------------------------------
Deposits
  Demand
    Noninterest bearing                                           $76,343,088      $68,279,153
    Interest bearing                                              121,543,868      126,151,330
  Savings                                                          88,466,900       82,859,540
  Time                                                            153,697,639      133,646,095
- ----------------------------------------------------------------------------------------------
  Total Deposits                                                  440,051,495      410,936,118
- ----------------------------------------------------------------------------------------------
Short term borrowings                                               1,100,000          944,360
Other liabilities                                                   5,908,915        3,983,949
Long term debt (Note 8)                                                  ----        8,348,000
- ----------------------------------------------------------------------------------------------
  Total Liabilities                                               447,060,410      424,212,427
- ----------------------------------------------------------------------------------------------
Stockholders' Equity (Note 9)
  Common stock - $3.125 par value; 8,000,000 shares authorized;
    2,315,671 shares issued and outstanding in 1993;
    1,303,520 shares issued and 1,278,920 shares
    outstanding in 1992                                             7,236,472        4,073,500
  Additional paid-in capital                                       15,658,658       11,034,426
  Retained earnings                                                14,377,237       14,899,574
  Treasury stock - 24,600 shares in 1992                                 ----         (598,301)
- ----------------------------------------------------------------------------------------------
  Total Stockholders' Equity                                       37,272,367       29,409,199
- ----------------------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity                     $484,332,777     $453,621,626
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

FIRST NATIONAL BANK CORP.
CONSOLIDATED STATEMENTS OF INCOME

                                                            Year Ended December 31,
- ---------------------------------------------------------------------------------------------
                                                   1993             1992             1991
- ---------------------------------------------------------------------------------------------
Interest Income
  Loans and leases (including fees)               $27,160,470      $26,089,028      $29,691,092
  Securities
    Securities available for sale (Note 3)            370,646        --------         --------
    United States Treasury                            545,310          741,367          460,184
    United States Government agencies               1,934,201        2,573,888        3,315,943
    Municipal obligations                           2,114,586        2,731,931        2,869,966
    Other securities                                   33,279           38,100           71,998
  Federal funds sold                                  244,347           98,133          183,952
- -----------------------------------------------------------------------------------------------
  Total Interest Income                            32,402,839       32,272,447       36,593,135
- -----------------------------------------------------------------------------------------------
Interest Expense
  Deposits                                         10,973,681       13,172,775       18,664,898
  Federal funds purchased                              13,789           33,849           79,306
  Short term borrowings                                42,651           51,734           84,656
  Long term debt                                      250,836          800,472          888,021
- -----------------------------------------------------------------------------------------------
  Total Interest Expense                           11,280,957       14,058,830       19,716,881
- -----------------------------------------------------------------------------------------------
  Net Interest Income                              21,121,882       18,213,617       16,876,254
Provision for loan and lease losses (Note 6)          825,000        1,275,000        1,875,000
- -----------------------------------------------------------------------------------------------
  Net Interest Income after Provision
    for Loan and Lease Losses                      20,296,882       16,938,617       15,001,254
- -----------------------------------------------------------------------------------------------
Noninterest Income
  Service charges on deposit accounts               2,790,213        2,429,838        2,182,376
  Net security gains (losses) (Notes 3, 11)            (1,259)         638,621          262,363
  Other income (Note 4)                             1,009,968          765,563        2,124,127
- -----------------------------------------------------------------------------------------------
  Total Noninterest Income                          3,798,922        3,834,022        4,568,866
- -----------------------------------------------------------------------------------------------
Noninterest Expense
  Salaries, benefits, and payroll taxes (Note 13)   7,758,181        7,299,948        6,737,661
  Occupancy                                         1,716,431        1,766,465        1,511,227
  Equipment                                         1,557,941        1,678,850        1,527,346
  Other operating expense (Note 10)                 7,135,406        6,602,214        6,451,625
- -----------------------------------------------------------------------------------------------
  Total Noninterest Expense                        18,167,959       17,347,477       16,227,859
- -----------------------------------------------------------------------------------------------
  Income Before Taxes and Cumulative Effects
    of Changes in Accounting Principles             5,927,845        3,425,162        3,342,261
Income tax expense (Note 11)                        1,323,000          302,000          335,000
- -----------------------------------------------------------------------------------------------

  Income Before Cumulative Effects of Changes
    in Accounting Principles                        4,604,845        3,123,162        3,007,261
  Cumulative effects of changes in accounting
    principles (Notes 11, 13)                      (1,183,000)         231,000             ----
- ----------------------------------------------------------------------------------------------
Net Income                                         $3,421,845       $3,354,162       $3,007,261
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
Per share data (Note 9):
  Primary Income Before Cumulative
    Effects of Changes in Accounting Principles         $2.15            $1.72            $1.70
  Cumulative effects of changes in
    accounting principles                               (0.55)            0.13            ----
  Primary Net Income                                    $1.60            $1.85            $1.70
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
  Fully Diluted Income Before Cumulative
    Effects of Changes in Accounting Principles         $2.04            $1.53            $1.50
  Cumulative effects of changes
    in accounting principles                            (0.51)            0.10            ----
  Fully Diluted Net Income                              $1.53            $1.63            $1.50
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
  Cash Dividends                                        $0.74            $0.71            $0.57
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

FIRST NATIONAL BANK CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                      Additional                                Total
                                           Common      Paid-in      Retained     Treasury    Stockholders'
                                            Stock      Capital      Earnings       Stock        Equity
- ----------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1991                  $3,777,456   $9,159,123  $13,598,403 ($1,016,411)   $25,518,571
  Net income for 1991                      --------     --------    3,007,261    --------      3,007,261
  Cash dividends paid - $0.57 per share    --------     --------   (1,005,680)   --------     (1,005,680)
  Stock dividend                                (44)        (229)    (971,625)    960,228        (11,670)
  Employee Stock Ownership Plan
    loan guarantee (Note 13)               --------     --------      148,803    --------        148,803
  Repurchase of 24,849 common shares       --------     --------     --------    (527,066)      (527,066)
  Conversion of debentures (Note 8)          17,606       97,384     --------    --------        114,990
  Exercise of equity contracts (Note 9)       7,447       42,548     --------    --------         49,995
  Exercise of stock options (Note 13)         8,663       50,242      (58,889)   --------             16
  Bequest from Estate (Note 9)             --------      211,684     --------    --------        211,684
- --------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                 3,811,128    9,560,752   14,718,273    (583,249)    27,506,904
  Net income for 1992                      --------     --------    3,354,162    --------      3,354,162
  Cash dividends paid - $0.71 per share    --------     --------   (1,251,943)   --------     (1,251,943)
  Stock dividend                             45,447      281,771   (1,310,236)    974,264         (8,754)
  Employee Stock Ownership Plan
    loan guarantee (Note 13)               --------     --------     (510,586)   --------       (510,586)
  Repurchase of 41,600 common shares       --------     --------     --------    (989,316)      (989,316)
  Conversion of debentures (Note 8)         154,184      826,586     --------    --------        980,770
  Exercise of equity contracts (Note 9)      50,100      277,844     --------    --------        327,944
  Exercise of stock options (Note 13)        12,641       87,473     (100,096)   --------             18
- --------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                 4,073,500   11,034,426   14,899,574    (598,301)    29,409,199
  Net income for 1993                      --------     --------    3,421,845    --------      3,421,845
  Cash dividends paid - $0.74 per share    --------     --------   (1,604,221)   --------     (1,604,221)
  Stock dividend                             84,575      646,152   (1,810,117)  1,068,517        (10,873)
  Stock split                             1,704,862   (2,609,092)    --------     894,153        (10,077)
  Employee Stock Ownership Plan
    loan guarantee (Note 13)               --------     --------     (432,161)   --------       (432,161)
  Repurchase of 50,044 common shares       --------     --------     --------  (1,364,369)    (1,364,369)
  Conversion of debentures (Note 8)         928,683    4,216,113     --------    --------      5,144,796
  Exercise of equity contracts (Note 9)     424,636    2,146,527     --------    --------      2,571,163
  Exercise of stock options (Note 13)        20,216      110,817      (97,683)   --------         33,350
  Bequest from Estate (Note 9)             --------      113,715     --------    --------        113,715
- --------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                $7,236,472  $15,658,658  $14,377,237    --------    $37,272,367
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

FIRST NATIONAL BANK CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                   Year Ended December 31,
- -------------------------------------------------------------------------------------------------------
                                                            1993             1992             1991
- -------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                           $  3,421,845     $  3,354,162     $  3,007,261
  Adjustments to reconcile net income to net
      cash provided by operating activities:
    Provision for loan and lease losses                     825,000        1,275,000        1,875,000
    Depreciation expense                                  1,202,834        1,205,500        1,054,374
    Gain on sale of property and equipment                  (34,583)         (62,500)        (205,894)
    Decrease (increase) in net deferred income taxes        103,000         (505,000)        (398,000)
    Net amortization of security premiums                 1,201,026          910,572          565,682
    Net security losses (gains)                               1,259         (638,621)        (262,363)
    Decrease in interest receivable                          40,345          301,419          126,300
    Decrease in interest payable                           (265,990)        (586,618)        (440,040)
    Decrease (increase) in other assets                    (914,956)         794,506       (1,621,444)
    Increase (decrease) in other liabilities              1,758,795         (176,393)        (165,289)
- -----------------------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities               7,338,575        5,872,027        3,535,587
- -----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Proceeds from sales of securities                              --       26,682,211       17,971,855
  Proceeds from maturities and calls of securities       22,565,078       25,830,267       19,064,330
  Purchases of securities                               (28,799,450)     (43,400,686)     (41,645,623)
  Net decrease (increase) in residential real
    estate loans                                          5,086,310       (1,931,764)       2,251,910
  Net increase in commercial loans                      (17,162,552)     (33,387,660)     (14,262,532)
  Net decrease in installment loans                         770,315        4,087,764        9,653,049
  Net decrease in lease financing                           149,159          183,485           93,655
  Purchases of property and equipment                    (2,089,393)      (2,344,535)      (4,735,385)
  Proceeds from sales of property and equipment              34,583          141,400          708,090
- -----------------------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities                 (19,445,950)     (24,139,518)     (10,900,651)
- -----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net increase (decrease) in noninterest
    bearing demand deposits                               8,063,935        8,261,254       (9,193,986)
  Net increase (decrease) in interest bearing
    demand deposits                                      (4,607,462)      26,667,030       16,092,188
  Net increase in savings deposits                        5,607,360       14,132,927        4,173,026
  Net increase (decrease) in time deposits               20,051,544      (20,198,261)       1,216,319
  Net increase (decrease) in short term borrowings          155,640         (155,640)      (1,053,625)
  Cash dividends                                         (1,604,221)      (1,251,943)      (1,005,680)
  Repurchase of common stock                             (1,364,369)        (989,316)        (527,066)
  Payments for fractional shares                            (22,353)          (9,022)         (11,670)
  Proceeds from exercise of equity
    contracts and stock options                             183,324           60,000               --
  Cash paid for debt and equity
    contract redemption                                    (277,000)              --               --
  Repurchase of debentures                                       --               --         (138,000)
  Bequest from estate (Note 9)                              113,715               --          211,684
- -----------------------------------------------------------------------------------------------------
  Net Cash Provided by Financing Activities              26,300,113       26,517,029        9,763,190
- -----------------------------------------------------------------------------------------------------
  Increase (Decrease) in Cash and Cash Equivalents       14,192,738        8,249,538        2,398,126
  Cash and Cash Equivalents at the Beginning
    of the Year                                          34,089,706       25,840,168       23,442,042
- -----------------------------------------------------------------------------------------------------
  Cash and Cash Equivalents at the End of
    the Year                                           $ 48,282,444     $ 34,089,706     $ 25,840,168
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information:
Total interest paid                                    $ 11,546,947     $ 14,645,448     $ 20,156,921
- -----------------------------------------------------------------------------------------------------
Total income taxes paid                                $  1,269,000     $    880,000     $    365,000
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

FIRST NATIONAL BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First National Bank Corp. (the Corporation) are in conformity with generally accepted accounting principles. The following summarizes the more significant policies.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of the Corporation include the accounts of First National Bank Corp. (separately, the Parent) and its wholly owned subsidiaries, First National Bank in Macomb County (the Bank) and Bankers Fund Life Insurance Co.

All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flow, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased or sold for one day periods.

SECURITIES: Investment securities for which management has the intent and the Corporation has the ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount. If such securities are subsequently sold, gains or losses are determined on the specific identification method using the amortized cost of the security sold. Securities that will be held for indefinite periods of time are classified as available for sale, and reported at the lower of amortized cost or market.

INTEREST AND FEE INCOME ON LOANS: Interest on loans is accrued and credited to operations based on the principal amount outstanding. Loan fees and loan origination costs are recognized on a constant yield method over the life of the loan. The general policy of the Corporation is to discontinue accrual of interest income on loans where reasonable doubt exists with respect to the timely collectibility of such interest, and any accrued but unpaid interest on such loans previously accrued is reversed against interest income of the current period. Loans are returned to an accrual status when factors indicating doubtful collectibility no longer exist.

ALLOWANCE FOR LOAN AND LEASE LOSSES: Management determines the adequacy of the allowance based upon a continuing review of individual loans and leases, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases, and other pertinent factors.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation. Buildings and improvements are depreciated over periods ranging from 10 to 45 years, and furniture and equipment are depreciated over periods ranging from 5 to 7 years, using the straight-line method.

OTHER REAL ESTATE: Other real estate, which represents either properties acquired through legal foreclosure or properties accounted for as "in substance" foreclosures, is recorded at the lower of the amount of the loan outstanding or net realizable value. Declines in net realizable value subsequent to acquisition are expensed. Costs related to improving the property are capitalized when the total cost of the property, including improvements, does not exceed net realizable value.

INCOME TAXES: During 1992, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109).
Net income for 1992 includes a credit for the cumulative effect of the adoption. Prior years' financial statements have not been restated to reflect the effects of SFAS No. 109. Deferred tax assets and liabilities reflect the impact of "temporary" differences between the recognition of income and expense for tax and financial reporting purposes.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1992 and 1991 financial statements, to conform with the classifications used in 1993.
____________________________________________________________________________
(2)  CASH AND DUE FROM BANKS

The Bank is required to maintain noninterest bearing deposits with the Federal Reserve Bank based on a percentage of the Bank's deposits. At December 31, 1993 and 1992, the deposit balances were $3,024,000 and $2,526,000, respectively.

FIRST NATIONAL BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)  SECURITIES

The carrying value and estimated market value of investment securities as of December 31, 1993 and 1992 are shown below:

                                                                    December 31, 1993
                                       ---------------------------------------------------------------
                                                                                Gross Unrealized
                                           Carrying       Estimated          -------------------------
                                            Value        Market Value          Gains          Losses
                                       ---------------------------------------------------------------
United States Treasury                  $ 9,229,318      $ 9,376,000       $  146,682               --
United States Government agencies        37,117,468       37,324,000          375,774         $169,242
Municipal obligations                    33,161,969       35,095,000        1,954,576           21,545
Other securities                            557,150          560,000            2,850               --
                                       ---------------------------------------------------------------
Investment securities                   $80,065,905      $82,355,000       $2,479,882         $190,787
                                       ---------------------------------------------------------------
                                       ---------------------------------------------------------------


                                                                    December 31, 1992

                                        --------------------------------------------------------------
                                                                                   Gross Unrealized
                                           Carrying       Estimated          -------------------------
                                            Value        Market Value          Gains          Losses
                                        --------------------------------------------------------------
United States Treasury                  $ 9,424,009      $ 9,626,000       $  201,991               --
United States Government agencies        31,437,433       31,940,000          604,479         $101,912
Municipal obligations                    36,524,589       38,103,000        1,614,228           35,817
Other securities                            558,750          561,000            2,350              100
                                        --------------------------------------------------------------
Investment securities                   $77,944,781      $80,230,000       $2,423,048         $137,829
                                        --------------------------------------------------------------
                                        --------------------------------------------------------------

The carrying value and estimated market value of securities available for sale as of December 31, 1993 and 1992 are as follows:

                                                                    December 31, 1993

                                         ------------------------------------------------------------
                                                                                   Gross Unrealized
                                           Carrying       Estimated          ------------------------
                                            Value        Market Value          Gains          Losses
                                         ------------------------------------------------------------
United States Treasury                   $5,047,282       $5,048,000             $718            --
United States Government agencies         2,459,113        2,460,000              887            --
                                         -------------------------------------------------------------
Total securities available for sale      $7,506,395       $7,508,000           $1,605            --
                                         -------------------------------------------------------------
                                         -------------------------------------------------------------


                                                                    December 31, 1992

                                        --------------------------------------------------------------
                                                                                   Gross Unrealized
                                           Carrying       Estimated          -------------------------
                                            Value        Market Value          Gains          Losses
                                        --------------------------------------------------------------
United States Treasury                   $3,045,601       $3,164,000         $118,399             --
United States Government agencies         2,015,487        2,051,000           35,513             --
                                        --------------------------------------------------------------
Total securities available for sale      $5,061,088       $5,215,000         $153,912             --
                                        --------------------------------------------------------------
                                        --------------------------------------------------------------

At December 31, 1993, investment securities of $3,910,000 were pledged to secure public funds on deposit and for other purposes required by law.

Proceeds from calls of securities during 1993 were $1,296,000. Gross gains of $5,000 and gross losses of $6,000 were realized on those calls. No securities were sold during 1993.

Interest income on securities available for sale in 1993 was comprised of $274,000 from U.S. Treasury securities, and $97,000 from U.S. Government agency securities.

The amortized cost and estimated market value of the security portfolio at December 31, generally by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Securities which are not due at a single maturity date, such as mortgage-backed securities, have been allocated to maturity groupings based on average expected life. Average expected life is based on the best available prepayment estimates as of year end.


                                                                December  31, 1993
                                                        -------------------------------
Investment securities:                                                        Estimated
                                                          Carrying             Market
                                                            Value              Value
                                                        -------------------------------
         Due in one year or less                         $19,707,611        $19,872,000
         Due after one year through five years            45,697,237         46,900,000
         Due after five years through ten years           11,860,180         12,756,000
         Due after ten years                               2,800,877          2,827,000
                                                        -------------------------------
Total investment securities                              $80,065,905        $82,355,000
                                                        -------------------------------
                                                        -------------------------------

                                                                  December  31, 1993
                                                         ------------------------------
Securities available for sale:                                                Estimated
                                                            Carrying            Market
                                                             Value              Value
                                                         ------------------------------
         Due in one year or less                          $3,942,381         $3,943,000
         Due after one year through five years             3,564,014          3,565,000
         Due after five years through ten years                   --                 --
         Due after ten years                                      --                 --
                                                         ------------------------------
Total securities available for sale                       $7,506,395         $7,508,000
                                                         ------------------------------
                                                         ------------------------------

FIRST NATIONAL BANK CORP.
NOTES TO CONSILIDATED FINANCIAL STATEMENTS

(4)  SALE OF CREDIT CARD PORTFOLIO

In 1991, the Corporation sold its credit card portfolio without recourse. The sale included all accounts contractually less than 60 days past due. The cost basis of the portfolio was $7,732,000, and the net gain on the transaction, included in other income for 1991, was approximately $950,000.
_______________________________________________________________________________

(5)  CONCENTRATIONS OF CREDIT RISK

The Corporation grants loans to customers who reside primarily in Macomb County and metropolitan Detroit. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the automotive industry. Additionally, at December 31, 1993, the Corporation had $60,362,000 in residential real estate loans which were for one to four family homes secured by mortgages, and $128,649,000 in commercial loans which were secured by real estate mortgages.
_______________________________________________________________________________

(6)  ALLOWANCE FOR LOAN AND LEASE LOSSES

Changes in the allowance for loan and lease losses for 1993, 1992 and 1991 are summarized below:

                                                     1993             1992             1991
                                               ----------------------------------------------
         Balance, beginning of the year         $ 4,585,032       $4,038,314       $3,544,845
         Provision                                  825,000        1,275,000        1,875,000
         Charge-offs                             (1,160,550)        (969,529)      (1,582,056)
         Recoveries                                 348,065          241,247          200,525
                                               ----------------------------------------------
         Balance, end of year                   $ 4,597,547       $4,585,032       $4,038,314
                                               ----------------------------------------------
                                               ----------------------------------------------

_______________________________________________________________________________

(7)  PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31 is as follows:


                                                                      1993            1992
                                                                 ----------------------------
         Land                                                    $ 3,844,677       $3,377,463
         Buildings and improvements                                9,917,017        8,972,768
         Furniture and equipment                                   9,213,523        8,417,069
         Construction in progress                                    318,986          458,320
                                                                 ----------------------------
                                                                  23,294,203       21,225,620
         Less accumulated depreciation                             7,698,375        6,516,351
                                                                 ----------------------------
         Net property and equipment                              $15,595,828      $14,709,269
                                                                 ----------------------------
                                                                 ----------------------------

Operating expenses include lease rentals covering buildings and land used as bank premises and certain equipment in the amount of $616,000, $707,000, and $677,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Following is a schedule of future minimum rental payments required under operating leases that have remaining lease terms in excess of one year as of December 31, 1993:

   Year ending December 31:

         1994                                     $  584,000
         1995                                        549,000
         1996                                        521,000
         1997                                        448,000
         1998                                        434,000
         Subsequent years                          1,738,000
                                                 -----------
         Total minimum rental payments            $4,274,000
                                                 -----------
                                                 -----------

_______________________________________________________________________________

(8) LONG TERM DEBT

The following is a summary of long term debt at December 31, 1992:


         9.5% Subordinated Notes, formerly
           due June 1, 1997                                        $2,682,000

         9.0% Convertible Subordinated
           Notes, formerly due July 15, 2004                        5,666,000
                                                                 ------------
                                                                   $8,348,000
                                                                 ------------
                                                                 ------------

The 9.5% Subordinated Notes were redeemed by the Corporation as of March 31, 1993. The redemption premium was 3% of the principal amount outstanding. The majority of the holders of these notes also held equity contracts, which are discussed in Note 9. During 1993 and 1992, holders of $2,558,000 and $268,000 of these notes, respectively, exercised equity contracts which they held, and tendered the notes as payment for common stock of the Corporation. On the redemption date, the remaining $124,000 of this issue was redeemed for cash.

The 9.0% Convertible Subordinated Notes were redeemed by the Corporation as of July 15, 1993, at a redemption premium of 5% of outstanding principal. Prior to the redemption date, a large volume of this issue was converted into common stock of the Corporation by its holders. The amounts converted were $5,513,000 in 1993, and $981,000 in 1992. On the redemption date, the remaining $153,000 in principal amount was redeemed for cash.

FIRST NATIONAL BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(9)  STOCKHOLDERS' EQUITY

In 1987, the Corporation issued Cancellable Mandatory Stock Purchase Contracts (equity contracts) requiring the purchase of $3,150,000 in common stock not later than June 1, 1996. As of December 31, 1992, $2,772,000 in face amount of contracts had remained outstanding. In conjunction with the 9.5% debt redemption, the equity contracts were canceled as of March 31, 1993. The cancellation premium was 1% of the face amount outstanding. As discussed in
Note 8, the majority of equity contract holders also held 9.5% debt. A large volume of equity contracts were exercised prior to the cancellation date, with most holders tendering debt as payment. $64,000 in face amount of equity contracts was canceled for cash, while $150,000 was received during 1993 for cash exercises of contracts.

The Corporation repurchased 50,044 shares of its common stock in 1993, and 41,600 shares in 1992. At December 31, 1993, the Corporation has been authorized by its Board of Directors to purchase up to an additional 100,000 shares of its common stock.

In 1990, the Board of Directors of the Corporation declared a dividend distribution of one Right for each outstanding share of common stock, to stockholders of record at the close of business on December 18, 1990. The Rights entitle the registered holder to purchase from the Corporation shares of Common Stock, $3.125 par value per share. The exercise price of each Right is $38.87, subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement between the Corporation and State Street Bank and Trust Company, as Rights Agent. The Rights will expire on December 18, 1998.

During 1991, and again in 1993, the Corporation received a bequest from the estate of a former director and stockholder. The amounts received were $211,684 in 1991, and $113,715 in 1993. The amount was not included in income, but rather was credited directly to additional paid-in capital.

The articles of incorporation authorize 2,000,000 shares of preferred stock, of which none are issued.

Earnings per share amounts have been adjusted for the 5% stock dividends on common stock in 1993, 1992, and 1991, and the 4-for-3 stock split in 1993. The calculations are based on the weighted average number of shares outstanding throughout the year. Primary and fully diluted per share amounts assume conversion of the appropriate dilutive securities and common stock equivalents of the Corporation, and the elimination of related after tax interest expense.

The Corporation is subject to capital adequacy requirements issued by the Federal Reserve Board. These rules require the Corporation to maintain a ratio of total capital to risk-based assets of 8%. Of this amount, 4% must be comprised of Tier I capital. Tier I capital is defined to include stockholders' equity, retained earnings, perpetual preferred stock, and minority interest. Total capital is defined to include all of the components of Tier I capital plus mandatory convertible securities, subordinated debt, and the allowance for loan losses, up to certain limits. The loan loss reserve is limited to 1.25% of risk-based assets. Under the risk-based capital guidelines, the Corporation's on-balance sheet and off-balance sheet assets are placed into one of four risk categories, based primarily on credit risk. As of December 31, 1993, the Corporation's Tier I capital to risk-based assets was 10.55%, and total capital to risk-based assets was 11.80%.
_______________________________________________________________________________

(10) OTHER OPERATING EXPENSE

The following is a summary of significant components of other operating expense, for each of the years indicated:

                                                          1993                  1992             1991
                                                          ----                  ----             ----
                                                                       (in thousands)
         Data processing                                 $1,049,082          $  986,491       $  882,155
         Deposit insurance                                  928,600             878,251          788,791
         Advertising, marketing, and public relations       727,000             571,936          430,536
         Printing and supplies                              564,586             680,050          634,772
         State taxes                                        394,358             407,795          200,810
         Other                                            3,471,780           3,077,691        3,514,561
                                                         -----------------------------------------------
           Total noninterest expense                     $7,135,406          $6,602,214       $6,451,625
                                                         -----------------------------------------------
                                                         -----------------------------------------------

FIRST NATIONAL BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11)  TAXES ON INCOME

As discussed in Note 1, the Corporation adopted SFAS No. 109 as of January 1, 1992. The cumulative effect of the change is shown in the consolidated statements of income. Except for the cumulative effect in 1992, the adoption had no significant impact on the results of operations of the Corporation.

Income tax expense consists of the following:

                                                     1993             1992             1991
                                                 --------------------------------------------
         Current                                 $1,220,000         $807,000         $733,000
         Deferred                                   103,000         (505,000)        (398,000)
                                                 --------------------------------------------
         Income Tax Expense                      $1,323,000         $302,000         $335,000
                                                 --------------------------------------------
                                                 --------------------------------------------

Deferred tax assets were also increased by $609,000 during 1993 for the tax effect of adopting SFAS No. 106 (see Note 13). This amount did not affect 1993 tax expense since it is related to the cumulative effect of a change in accounting principle. The temporary differences and carryforwards which comprise deferred tax assets and liabilities at December 31 are as follows:


                                                                1993             1992
                                                            ---------------------------
         Deferred tax assets:

           Provision for loan and lease losses              $1,040,000       $1,036,000
           Postretirement benefits                             672,000               --
           Alternative minimum tax credit carryforward         269,000          436,000
           Gain on sale/leaseback                              387,000          419,000
           Deferred loan fees                                  171,000          200,000
           Accrued expenses                                     28,000               --
                                                            ---------------------------
           Deferred tax assets                              $2,567,000       $2,091,000
                                                            ---------------------------
                                                            ---------------------------
         Deferred tax liabilities:

           Depreciation                                     $ (111,000)        ($71,000)
           Leases                                                   --          (56,000)
           Other                                               (16,000)         (30,000)
                                                            ---------------------------
           Deferred tax liabilities                         $ (127,000)       ($157,000)
                                                            ---------------------------
                                                            ---------------------------


A reconciliation of the provision for income taxes, and the amount that would be expected using statutory federal income tax rates applied to income before taxes, is shown below:


                                                     1993             1992             1991
                                                 --------------------------------------------
         Expected tax expense                    $2,015,000       $1,165,000       $1,136,000
         Tax-exempt interest                       (708,000)        (862,000)        (838,000)
         Other                                       16,000           (1,000)          37,000
                                                 --------------------------------------------
                                                 $1,323,000       $  302,000       $  335,000
                                                 --------------------------------------------
                                                 --------------------------------------------


Included in income tax expense is the tax effect of securities sales, which was zero in 1993, $217,000 in 1992, and $89,000 in 1991.
_______________________________________________________________________________

(12) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimates of fair value of financial instruments have been determined using available market information and appropriate valuation methods, as outlined below. Considerable judgment is inherently required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented below do not necessarily represent amounts that the Corporation could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH AND CASH EQUIVALENTS: For these short term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES: For marketable debt securities held for investment or available for sale, estimated fair values are based on quoted market prices or dealer quotes.

LOANS: For variable rate loans with no significant change in credit risk since loan origination, the carrying amount is a reasonable estimate of fair value. For all other loans, including fixed rate loans, the fair value is estimated using a discounted cash flow analysis, using interest rates currently offered on similar loans to borrowers with similar credit ratings and for the same remaining maturities. The resulting value is reduced by an estimate of losses inherent in the portfolio.

DEPOSITS: The estimated fair value of demand deposits, certain money market deposits, and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT TERM BORROWINGS: For these short term instruments, the carrying amount is a reasonable estimate of fair value.

LONG TERM DEBT: For these instruments, estimated fair value is based on quoted market prices or dealer quotes.

COMMITMENTS: Commitments to extend credit and standby letters of credit are not recorded on the balance sheet. The

FIRST NATIONAL BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value of commitments is estimated using the fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of letters of credit is based on fees currently charged for similar agreements, or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The recorded carrying amounts and estimated fair values of the Corporation's financial instruments at December 31 are as follows:

                                                       1993                            1992
                                           ---------------------------------------------------------------
                                             Carrying         Estimated        Carrying         Estimated
                                             amount           fair value       amount           fair value
                                           ---------------------------------------------------------------
  Financial assets:
    Cash and cash equivalents              $ 48,282,000     $ 48,282,000     $ 34,090,000     $ 34,090,000
    Securities                               87,572,000       89,863,000       83,006,000       85,445,000
    Loans, net of allowance                 323,428,000      328,156,000      312,481,000      316,176,000

  Financial liabilities:
    Demand and savings deposits             286,354,000      286,354,000      277,290,000      277,290,000
    Time deposits                           153,698,000      153,755,000      133,646,000      133,690,000
    Short term borrowings                     1,100,000        1,100,000          944,000          944,000
    Long term debt                                   --               --        8,348,000       10,216,000
  Unrecognized financial instruments:
    Commitments to extend credit                   N.A.          348,000             N.A.          320,000
    Standby letters of credit                      N.A.           34,000             N.A.           36,000


The fair value estimates presented above are based on pertinent information available to the Corporation as of December 31, 1993 and 1992. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been comprehensively revalued for financial statement purposes since those dates. Current estimates of fair value may therefore differ significantly from the amounts presented above.
_______________________________________________________________________________

(13) EMPLOYEE BENEFIT PLANS

A summary of the Corporation's employee benefit plans is as follows:

DEFERRED COMPENSATION PLAN: In 1983, the Bank established an Employee Salary Reduction (401(k)) Plan. All employees who have completed six months of service and 1,000 hours of work with the Bank are eligible to participate. The 1993, 1992, and 1991 expense related to the plan was $168,000, $162,000, and $138,000, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN: In 1986, the Bank established an Employee Stock Ownership Plan (ESOP). All salaried employees, after completing one year of service (and 1,000 hours) with the Bank, and who have attained the age of 21, are eligible to participate in the plan. During 1993, the ESOP had $646,000 in additional borrowings under its $1,500,000 revolving line of credit from an unrelated financial institution, while repayments were $214,000 during the year. As of December 31, 1993, the ESOP owes $1,436,000 on the note, and owns approximately 157,000 shares of the Corporation's stock. The revolving note, which bears interest at 1/4% over prime, is to be paid on or before April 30, 1994. The Corporation has guaranteed repayment of the loan and is obligated to contribute sufficient funds to the ESOP, which will enable the ESOP to repay the loan principal and interest. Contributions by the Corporation totaled $200,000 in 1993, $150,000 in 1992, and $180,000 in 1991. The loan guarantee is recorded as a liability of the Corporation, with a corresponding reduction in retained earnings.

INCENTIVE STOCK OPTION PLAN: In 1988, the Corporation established an Incentive Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for options to be granted to senior management and other key employees of the Bank at a price per share that is not less than the fair market value of the Common Stock of the Corporation on the date of grant. The determination of the persons to receive options and the number of shares to be covered by an option are based upon the present and potential contributions of each person to the success of the Corporation and its affiliates, and such other factors as may be deemed relevant. The duration of each option may not exceed seven years from the date of grant. The aggregate fair market value, determined at the time that the option is granted, of the Corporation's Common Stock with respect to which options are exercisable for the first time by any employee during any calendar year may not exceed $100,000.

FIRST NATIONAL BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of transactions involving the Stock Option Plan:

                                                              1993            1992             1991
                                                        -------------------------------------------------
Option Shares:
   Outstanding January 1                                      56,480           46,526          53,633
   Granted                                                    35,000           29,400          14,700
   Exercised                                                 (10,520)         (19,446)        (21,807)
                                                        ----------------------------------------------
   Exercisable Dec. 31                                        80,960           56,480          46,526
                                                        ----------------------------------------------
                                                        ----------------------------------------------
   Option Price                                        $11.75-$18.57    $11.75-$16.07   $11.75-$13.28


At December 31, 1993, 37,000 shares were available for future grants under this plan.

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN: In 1992, the Corporation established the Stock Option Plan for Nonemployee Directors (the "Director Option Plan"). The Director Option Plan, a nonqualified plan, provides for options to be granted to outside directors of the Corporation. Options under the Director Option Plan are granted at the fair market value of the Corporation's common stock as of the grant date. Only a portion of options granted are immediately exercisable, with the remainder becoming exercisable on the dates of successive annual meetings of the Corporation. Unexercised options expire seven years after the date of grant, or when grantee ceases to be a nonemployee director.

The following is a summary of transactions involving the Director Option Plan:

                                                               1993            1992
                                                          --------------------------
Option Shares:
   Outstanding January 1                                      23,800                --
   Became exercisable                                         23,800            23,800
   Exercised                                                  (7,000)               --
                                                          ---------------------------
   Exercisable Dec. 31                                        40,600            23,800
                                                          ---------------------------
                                                          ---------------------------

All options have an exercise price of $16.07. As of December 31, 1993, there are 71,400 options granted but not yet exercisable, and no options are available for future grants.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106). The statement requires the accrual of expected costs for certain postretirement benefits (such as health benefits) during the years an employee provides services. The previous practice was to expense these costs as they were paid.

The Corporation and its subsidiaries provide medical, dental, and vision insurance for employees who retire after age 55, with a combined age and years of experience of at least 75 years. This insurance, which can also cover eligible dependents, is contributory with retiree contributions adjusted periodically for increases in costs related to the coverage.

The Corporation elected to immediately recognize the prior years' accumulated benefit obligation as of January 1, 1993, as a one-time charge against earnings. This resulted in a reduction in 1993 earnings of $1,183,000, net of a tax credit of $609,000. In addition, expense for 1993 related to postretirement health benefits was $185,000 higher than it would have been under the previous accounting method.

Net periodic postretirement health benefit costs for the year ended December 31, 1993, were as follows:


Service cost                                             $ 103,000
Interest cost                                              141,000
                                                         ---------
Net periodic postretirement health benefit cost          $ 244,000
                                                         ---------
                                                         ---------

The following table details the accumulated postretirement benefit obligation, reconciled with the amount shown in the Corporation's balance sheet at December 31, 1993:

Accumulated postretirement benefit obligation (APBO):
Retirees                                                                               $  848,000
Fully eligible active plan participants                                                   257,000
Other active plan participants                                                          1,251,000
                                                                                       ----------
Accrued postretirement benefit liability                                                2,356,000
Unrecognized net loss from past experience
  different from that assumed, and from
  changes in assumptions                                                                 (379,000)
                                                                                       ----------
Accrued postretirement benefit cost                                                    $1,977,000
                                                                                       ----------
                                                                                       ----------
Actual cash cost for 1993                                                              $   59,000
                                                                                       ----------
                                                                                       ----------

There are no "plan assets" specifically set aside to cover this obligation.

Postretirement benefit cost is determined using assumptions applicable at the beginning of the year. The APBO is determined using the assumptions at the end of the year. The Corporation used a weighted average discount rate of 7% to determine the present value of the APBO as of December 31, 1993,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and a weighted average discount rate of 8% as of January 1, 1993. The Corporation assumed a 12-13 percent annual rate of increase for 1993 in the per person costs of covered health care benefits, with the rate trending downward and remaining at 6% by 2017. This trend rate assumption has a significant impact on the recorded liability. Increasing the assumed trend rate by one percentage point in each year would have increased the APBO as of December 31, 1993 by $497,000, and would have increased total 1993 net periodic postretirement benefit cost by $58,000.

(14)  LOANS TO RELATED PARTIES

Certain directors and executive officers of the Corporation, including families and companies in which they are principal owners, were customers of the Corporation during 1993 and 1992. Such transactions were made in the ordinary course of business at normal terms and interest rates and did not represent more than the normal risks. Total loans to these persons at December 31, 1993 and 1992 amounted to $2,093,000 and $2,111,000, respectively. During 1993, new and renewed loans to related parties totaled $1,479,000, and repayments totaled $1,497,000.

(15)  RESTRICTIONS ON CASH FLOWS TO THE PARENT COMPANY

National and state banking laws and regulations place certain restrictions on loans and advances made by the banking subsidiary to members of its affiliated group, including the Parent, and also place restrictions on dividends paid by the subsidiary Bank. At December 31, 1993, assets of the Bank not available for dividends or loans to the Parent amounted to approximately $471,865,000.

In 1994, the Bank could distribute to the Parent (in addition to its 1994 net income) approximately $4,448,000 in dividends without approval from regulatory agencies.

(16)  COMMITMENT AND CONTINGENCIES

A commitment to extend credit obligates the Corporation to advance funds to a customer providing there is compliance with terms of the commitment. Commitments generally have fixed expiration dates or other termination clauses, permit the customer to borrow at a market rate of interest, and require payment of a fee. These include commitments for new loans, existing commitments under line of credit agreements, and standby letters of credit. Unused commitments totaled $54,529,000 at December 31, 1993. Since many commitments typically expire without being funded, the total does not necessarily represent future cash requirements. A standby letter of credit is a conditional commitment issued to guarantee contractual performance by a customer to a third party. They are typically issued to back commercial paper, bond financing, and similar transactions of public and private borrowers. Total standby letters of credit outstanding at December 31, 1993, were $3,421,000. The Corporation does not expect, in the normal course of business, to be required to fund these commitments.

The Corporation uses the same credit policies in making the above commitments and conditional obligations as it does for on-balance sheet instruments.

The Bank is a defendant in legal actions arising from normal business activities. Management believes that those actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Corporation's financial position, liquidity, or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(17)  FUTURE ACCOUNTING CHANGES

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This statement will require that the value of certain impaired loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate. The statement is effective for fiscal years beginning after December 15, 1994. The Corporation does not expect the statement to have a material impact on its future earnings or financial position.

The FASB has also issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.
115). This statement will require the classification of debt and certain equity securities into three categories as follows:

                 Debt securities that the Corporation has the positive intent and ability to hold to maturity will be classified as "held to maturity," and reported at amortized cost.

                 Debt and equity securities that are bought and held principally to sell them in the near term would be classified as "trading" securities, and reported at fair value. Unrealized gains and losses would be included in earnings.

                 Debt and equity securities that are not classified as either "held to maturity" or "trading" are classified as "available for sale," and are reported at fair value. Unrealized gains and losses will be excluded from earnings, but reported as a separate component of stockholders' equity.

SFAS No. 115 is effective for fiscal years beginning after December 15, 1993, and the Corporation will adopt it in the first quarter of 1994. Since the Corporation does not engage in short term buying and resale of securities, management does not expect to place any securities in the "trading" category. Adoption of the statement is not expected to have a material impact on earnings or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18)  PARENT-ONLY FINANCIAL STATEMENTS

Balance sheets as of December 31, 1993 and 1992, and statements of income and cash flows for the years ended December 31, 1993, 1992 and 1991 for First National Bank Corp. (the Parent only) are as follows:



BALANCE SHEETS
- ---------------------------------------------------------------------------------------------
ASSETS                                                       1993                      1992
- ---------------------------------------------------------------------------------------------
Cash                                                     $ 3,384,932              $ 6,543,214
Investment in bank subsidiary                             32,524,794               30,497,077
Investment in non-bank subsidiary                            199,726                  223,518
Municipal securities                                       1,375,000                       --
Land                                                       1,169,462                1,169,462
Other assets                                                  64,639                  582,908
- ---------------------------------------------------------------------------------------------
  Total Assets                                           $38,718,553              $39,016,179
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------
Long term debt                                                    --              $ 8,348,000
Other liabilities                                        $ 1,446,186                1,258,980
- ---------------------------------------------------------------------------------------------
  Total Liabilities                                        1,446,186                9,606,980
- ---------------------------------------------------------------------------------------------
Stockholders' equity
  Common stock                                             7,236,472                4,073,500
  Additional paid-in capital                              15,658,658               11,034,426
  Retained earnings                                       14,377,237               14,899,574
  Treasury stock                                                  --                 (598,301)
- ---------------------------------------------------------------------------------------------
  Total Stockholders' Equity                              37,272,367               29,409,199
- ---------------------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity             $38,718,553              $39,016,179
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

                                                              Year Ended December 31,
- ----------------------------------------------------------------------------------------------
                                                        1993             1992             1991
- ----------------------------------------------------------------------------------------------
OPERATING INCOME
  Dividends from bank subsidiary                 $ 1,727,107      $ 1,343,305      $ 1,151,405
  Interest income on deposits                        111,960          229,735          437,538
  Interest income on securities                       85,078               --               --
  Other income                                        34,883           62,500          227,419
- ----------------------------------------------------------------------------------------------
  Total Operating Income                           1,959,028        1,635,540        1,816,362
- ----------------------------------------------------------------------------------------------
OPERATING EXPENSE
  Interest on long term debt                         250,836          800,472          888,021
  Other expenses                                     321,557          308,347          346,920
- ----------------------------------------------------------------------------------------------
  Total Operating Expense                            572,393        1,108,819        1,234,941
- ----------------------------------------------------------------------------------------------
Income Before Taxes and Equity
  in Undistributed Earnings of Subsidiaries        1,386,635          526,721          581,421
Income tax benefit                                   145,000          278,000          194,000
- ----------------------------------------------------------------------------------------------
Income Before Equity in Undistributed
  Earnings of Subsidiaries                         1,531,635          804,721          775,421
Equity in undistributed earnings of
  subsidiaries                                     1,890,210        2,549,441        2,231,840
- ----------------------------------------------------------------------------------------------
  Net Income                                     $ 3,421,845      $ 3,354,162      $ 3,007,261
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOW
                                                                Year Ended December 31,
- -------------------------------------------------------------------------------------------------
                                                        1993             1992             1991
- -------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                        $ 3,421,845      $ 3,354,162      $ 3,007,261
  Adjustments to reconcile net income to net cash
      provided by operating activities:
  Undistributed equity in subsidiaries               (1,890,210)      (2,549,441)      (2,231,840)
  Gain on sale of land                                  (34,583)         (62,500)        (205,894)
  Decrease in interest payable                         (254,955)         (42,588)         (12,557)
  Decrease (increase) in other assets                    14,657           559,761        (333,755)
  Increase (decrease) in other liabilities               10,000          (23,782)           5,450
- -------------------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities           1,266,754        1,235,612          228,665
- -------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchases of securities                            (1,375,000)              --               --
  Purchases of land                                          --          (58,869)        (538,256)
  Proceeds from land sales                               34,583          141,400          708,090
- -------------------------------------------------------------------------------------------------
  Net Cash Provided by (Used in) Investing
    Activities                                       (1,340,417)          82,531          169,834
- -------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Cash dividends                                     (1,604,221)      (1,251,943)      (1,005,680)
  Repurchase of common stock                         (1,364,369)        (989,316)        (527,066)
  Payments for fractional shares                        (22,353)          (9,022)         (11,670)
  Proceeds from exercise of equity
    contracts and stock options                         183,324           60,000               --
  Cash paid for debt and equity
    contract redemption                                (277,000)              --               --
  Repurchase of debentures                                   --               --         (138,000)
- -------------------------------------------------------------------------------------------------
  Net Cash Used in Financing Activities              (3,084,619)      (2,190,281)      (1,682,416)
- -------------------------------------------------------------------------------------------------
Decrease in Cash                                     (3,158,282)        (872,138)      (1,283,917)
Cash at the Beginning of the Year                     6,543,214        7,415,352        8,699,269
- -------------------------------------------------------------------------------------------------
Cash at the End of the Year                         $ 3,384,932      $ 6,543,214      $ 7,415,352
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information:
Total interest paid                                 $   505,791      $   843,060      $   900,578
- -------------------------------------------------------------------------------------------------
Total income taxes paid (refunded)                  $  (145,000)     $  (751,000)     $   276,600
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

DELOITTE & TOUCHE

Board of Directors and Stockholders
First National Bank Corp.
Clinton Township, Michigan

We have audited the accompanying consolidated balance sheets of First National Bank Corp. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flow, for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of First National Bank Corp. and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, the Corporation changed its accounting method for postretirement benefits other than pensions in 1993, and as discussed in Note 1, the Corporation changed its method of accounting for income taxes in 1992.


/s/  DELOITTE & TOUCHE
     ------------------
     Deloitte & Touche

January 25, 1994
Detroit, Michigan

SELECTED FINANCIAL DATA

Certain financial data for the last five years is presented below. This information should be read in conjunction with the financial statements and related notes included elsewhere in this annual report. A more detailed discussion and analysis of factors affecting the Corporation's financial position and operating results is presented in the following pages of this report.

                                                    Year Ended December 31,
- --------------------------------------------------------------------------------------------------------------
                                            1993         1992          1991           1990         1989
- --------------------------------------------------------------------------------------------------------------
Interest income (including fees)        $32,402,839    $32,272,447   $36,593,135    $36,984,513    $33,565,098
Interest expense                         11,280,957     14,058,830    19,716,881     21,723,829     20,095,209
- --------------------------------------------------------------------------------------------------------------
  Net Interest Income                    21,121,882     18,213,617    16,876,254     15,260,684     13,469,889
Provision for loan and
  lease losses                              825,000      1,275,000     1,875,000      1,275,000        680,000
- --------------------------------------------------------------------------------------------------------------
Net Interest Income after
  Provision for Loan and Lease
    Losses                               20,296,882     16,938,617    15,001,254     13,985,684     12,789,889
Noninterest income                        3,798,922      3,834,022     4,568,866      3,025,319      2,400,769
Noninterest expense                      18,167,959     17,347,477    16,227,859     13,827,850     12,022,527
- --------------------------------------------------------------------------------------------------------------
  Income Before Taxes and
  Cumulative Effects of
    Changes in Accounting
    Principles                            5,927,845      3,425,162     3,342,261      3,183,153      3,168,131
Income tax expense                        1,323,000        302,000       335,000        427,000        461,000
- --------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effects
  of Changes in Accounting
  Principles                              4,604,845      3,123,162     3,007,261      2,756,153      2,707,131
Cumulative effects of changes
  in accounting principles               (1,183,000)       231,000            --             --             --
- --------------------------------------------------------------------------------------------------------------
Net Income                              $ 3,421,845    $ 3,354,162   $ 3,007,261    $ 2,756,153    $ 2,707,131
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
PER SHARE DATA:*
Average outstanding shares                2,102,602      1,769,337     1,760,316      1,847,863      1,866,614
- --------------------------------------------------------------------------------------------------------------
Primary Income Before Cumulative
  Effects of Changes in Accounting
  Principles                            $      2.15    $      1.72   $      1.70    $      1.49    $      1.45

Cumulative effects of changes in
  accounting principles                       (0.55)          0.13            --             --             --

Primary Net Income                      $      1.60    $      1.85   $      1.70    $      1.49    $      1.45
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
Fully Diluted Income Before Cumulative
  Effects of Changes in Accounting
  Principles                            $      2.04    $      1.53   $      1.50    $      1.35    $      1.39

Cumulative effects of changes in
  accounting principles                       (0.51)          0.10            --             --             --

Fully Diluted Net Income                $      1.53    $      1.63   $      1.50    $      1.35    $      1.39
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
Cash Dividends                          $      0.74    $      0.71   $      0.57    $      0.51    $      0.49
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

  * Where applicable, per share data has been adjusted to give retroactive effect to the 5% stock dividends in 1993, 1992, 1991, and 1990, and the 4-for-3 stock split in 1993.


Balance sheet data:

                                                       As of December 31,
- --------------------------------------------------------------------------------------------------------
                                     1993           1992           1991           1990           1989
- --------------------------------------------------------------------------------------------------------
Total loans                      $328,025,619   $317,215,680  $286,895,787   $286,013,400   $249,217,650
Total assets                      484,332,777    453,621,626   424,513,446    412,348,324    373,216,180
Deposits                          440,051,495    410,936,118   382,073,168    369,785,621    332,128,514
Long term debt                             --      8,348,000     9,597,000      9,900,000      9,900,000
Stockholders' equity               37,272,367     29,409,199    27,506,904     25,518,571     24,602,158

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the Corporation's operating results and financial condition for the years ended December 31, 1993, 1992, and 1991 should be read in conjunction with the financial statements and statistical data presented elsewhere.

NET INCOME

1993 net income was $3,422,000, a 2% increase over the prior year. Net interest income increased over 1992 by 16%, to $21.1 million. Interest income showed a modest increase, while interest expense declined by nearly 20% from the previous year. The primary reason for this was a $27.1 million increase in the average volume of interest earning assets. This volume effect was augmented by a decrease in the average rates on interest bearing liabilities which was proportionately faster than the decrease in rates on earning assets. The provision for loan losses was decreased by 35% from the prior year, to $825,000 in 1993, as the local economy continued to pick up steam. Noninterest income fell by $35,000 from 1992, as increased service charge income was offset by lower security gains. Noninterest expense rose by nearly 5%, to $18.2 million in 1993. Income before the cumulative effect of an accounting change came in at an all-time high of $4.6 million. The record operating results in 1993 were hampered by a one-time charge of $1.2 million for postretirement benefits, mandated by a new accounting standard.

Net income for 1992 was $3,354,000, an increase of $347,000, or nearly 12%, over 1991. Net interest income increased by $1.3 million, to $18.2 million in 1992. As in the current year, this increase was the result of increased volumes of earning assets, along with liability rates falling faster than asset rates. The provision for loan losses was decreased by $600,000, to $1.3 million in 1992. Noninterest income decreased by $735,000 from 1991, while noninterest expense increased by $1.1 million. Income for 1992 also included a $231,000 gain from the cumulative effect of a change in an accounting principle, as the Corporation changed its method of accounting for income taxes.

NET INTEREST INCOME

Net interest income, which constitutes the principal source of income for the Corporation, is the amount by which interest earned on assets exceeds the interest paid on liabilities. The following table shows changes in the Corporation's net interest income, and is presented on a fully tax-equivalent
(FTE) basis, whereby tax-exempt income is adjusted upward by an amount equivalent to the federal income taxes that would have been paid if the income had been fully taxable (assuming a 34% tax rate). The calculation is adjusted for any interest expense deduction that is disallowed, according to current tax law. All references to net interest income in the following discussion, unless otherwise indicated, are presented on a FTE basis.


                                                            Year Ended December 31,
                                                   -------------------------------------------
                                                     1993             1992             1991
                                                   -------------------------------------------
                                                                 (in thousands)
         Interest income                           $ 33,476          $33,577          $37,813
         Interest expense                            11,281           14,059           19,717
                                                   ------------------------------------------
         Net interest income                       $ 22,195          $19,518          $18,096
                                                   ------------------------------------------
                                                   ------------------------------------------



                                                   Increase (Decrease) from Prior Year,
                                          ------------------------------------------------------
                                                  1993                              1992
                                          ------------------------------------------------------
                                             Amount         %                Amount         %
                                          ---------------------            ---------------------
         Interest income                  $   (101)       (0.30%)           $ (4,236)     (11.20%)
         Interest expense                   (2,778)      (19.76)              (5,658)     (28.70)
                                          ------------------------------------------------------
         Net interest income              $  2,677        13.72%            $  1,422        7.86%
                                          ------------------------------------------------------
                                          ------------------------------------------------------

Changes in net interest income from period to period result from increases or decreases in the average balances of interest earning assets and interest bearing liabilities, and increases or decreases in the average rates earned and paid on those assets and liabilities. These volume and rate changes result from the Corporation's management of its earning asset portfolio, and the availability and cost of particular sources of funds.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table, also presented on a FTE basis, details the dollar amount of changes in net interest income for each major category of interest earning asset and interest bearing liability, and the amount of change attributable to changes in average balances (volume) or average rates. The variances that are attributable to BOTH volume and rate changes have been allocated to the volume component.


                                                1993 vs. 1992                     1992 vs. 1991
                                          ------------------------          ------------------------
                                           Increase (Decrease)               Increase (Decrease)
                                            Due to Changes In                 Due to Changes In
                                          ------------------------          ------------------------
                                          Total   Volume     Rate           Total   Volume     Rate
                                          ------------------------          ------------------------
                                                (in thousands)
Earning Assets-Interest Income:
  Federal funds sold                      $   146  $  161   $   (15)      $    (86)  $  (16)   $   (70)
  Securities
    Securities available for sale             371     371        --             --       --         --
    United States Treasury                   (196)   (124)      (72)           281      373        (92)
    United States Government agencies        (640)   (184)     (456)          (742)     (50)      (692)
    Municipal obligations                    (869)   (935)       66            (89)    (155)        66
    Other securities                           (5)     (5)       --            (34)     (28)        (6)
  Loans and leases                          1,092   2,636    (1,544)        (3,566)     717     (4,283)
                                          -------------------------       ----------------------------
  Total                                      (101)  1,920    (2,021)        (4,236)     841     (5,077)
                                          -------------------------       ----------------------------
Deposits and Borrowed Funds-
  Interest Expense:
    Deposits
      Demand-interest bearing                (591)    117      (708)          (823)     752     (1,575)
      Savings                                (398)    232      (630)          (764)     338     (1,102)
      Time                                 (1,210)    189    (1,399)        (3,905)  (1,157)    (2,748)
    Federal funds purchased                   (20)    (18)       (2)           (45)     (12)       (33)
    Short term borrowings                      (9)     (2)       (7)           (33)       2        (35)
    Long term debt                           (550)   (426)     (124)           (88)     (75)       (13)
                                          -------------------------       ----------------------------
    Total                                  (2,778)     92    (2,870)        (5,658)    (152)    (5,506)
                                          -------------------------       ----------------------------
Tax-Equivalent Net Interest Margin:
  Interest income on earning assets
  less interest cost of deposits
  and borrowed funds                      $ 2,677  $1,828   $   849       $  1,422   $  993    $   429
                                          -------------------------       ----------------------------
                                          -------------------------       ----------------------------


Tax equivalent net interest income increased to $22.2 million in 1993, an increase of $2.7 million over the previous year. Just as in the previous year, a significant rise in the volume of earning assets ($27.1 million) combined with a wider net interest margin to fuel the increase. The overall net interest margin increased to 5.29% in 1993, from 4.97% in the previous year. The largest contributor to the increased asset volume was loans and leases, which were, on average, higher than 1992 levels by $31.6 million.


In 1992, FTE net interest income was $19.5 million, an increase of almost 8%, or $1.4 million, over 1991. The main reason for this increase was a $10.5 million increase in the average volume of interest earning assets, led by an $8.1 million increase in average loans and leases. Also contributing to the higher level of net interest income was the effect of decreasing rates.
Average rates paid on interest bearing liabilities dropped by 184 basis points from 1991, while average rates on earning assets fell by only 134 basis points.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AVERAGE BALANCE SHEETS

The following table shows the Corporation's consolidated average balances of assets, liabilities, and stockholders' equity; the amount of interest income or interest expense and the average yield or rate for each category of interest earning asset and interest bearing liability; the Corporation's net interest spread, and the Corporation's net interest margin. Nonperforming loans are included in average loans. Interest on loans includes loan fees. Tax-exempt income from securities and loans is presented on a tax-equivalent basis, assuming a 34% federal tax rate.

                               ---------------------------------------------------------------------------------------------------
                                              1993                               1992                             1991
                               ----------------------------------  --------------------------------  -----------------------------
                                                           Average                           Average                       Average
                                               Interest     Rate                 Interest     Rate               Interest   Rate
                                 Average        Income/    Earned/   Average     Income/     Earned/   Average   Income/   Earned/
                                 Balance        Expense     Paid     Balance     Expense      Paid     Balance   Expense    Paid
                               ----------------------------------  --------------------------------  -----------------------------
Assets:
  Federal funds sold           $  8,156,164 $   244,347    3.00% $  2,767,486  $    98,133   3.55%   $  3,227,945  $  183,952  5.70%
  Securities
    Securities available
      for sale                    5,677,208     370,646    6.53            --           --     --              --         --    --
    United States Treasury        9,334,284     545,310    5.84    11,451,971      741,367   6.47       5,691,855     460,184  8.08
    United States
      Government agencies        35,771,647   1,934,201    5.41    39,166,249    2,573,888   6.57      39,919,251   3,315,943  8.31
    Municipal obligations        33,249,152   3,094,663    9.31    43,300,908    3,963,370   9.15      44,993,478   4,052,740  9.01
    Other securities                 555,16      33,279    5.99       639,385       38,100   5.96       1,113,767      71,998  6.46
  Loans and leases              327,137,063  27,253,342    8.33   295,491,975   26,161,566   8.85     287,388,090  29,728,112 10.34
                               --------------------------------   ---------------------------------- ------------------------------
  Total Earning Assets/
    Total Interest Income       419,880,674  33,475,788    7.97%  392,817,974   33,576,424   8.55%    382,334,386  37,812,929  9.89%
                                             ----------    ----                ----------    ----                  ----------  ----
  Cash and due from banks        25,201,286                        25,663,739                          21,902,088
  All other assets               20,159,775                        20,455,414                          17,434,015
                               ------------                      ------------                        ------------
  Total Assets                 $465,241,735                      $438,937,127                        $421,670,489
                               ------------                      ------------                        ------------
                               ------------                      ------------                        ------------
Liabilities and
Stockholders' Equity:
  Deposits
    Demand-interest bearing    $115,214,683   2,969,291    2.58% $110,689,986    3,560,599   3.22%   $ 87,306,035   4,383,871  5.02%
    Savings                      87,442,395   2,057,548    2.35    77,566,163    2,455,249   3.17      66,881,011   3,219,600  4.81
    Time                        145,819,256   5,946,842    4.08   141,190,369    7,156,927   5.07     164,018,165  11,061,427  6.74
  Federal funds purchased           439,726      13,789    3.14     1,006,011       33,849   3.36       1,367,123      79,306  5.80
  Short term borrowings           1,054,371      42,651    4.05     1,107,942       51,734   4.67       1,068,947      84,656  7.92
  Long term debt                  3,301,942     250,836    7.60     8,901,044      800,472   8.99       9,729,005     888,021  9.13
                               --------------------------------   ---------------------------------- ------------------------------
    Total Interest Bearing
    Liabilities/
      Total
      Interest Expense          353,272,373  11,280,957    3.19%  340,461,515   14,058,830   4.13%    330,370,286  19,716,881  5.97%
                                             ----------    ----                 ----------   ----                 ----------   ----
  Noninterest bearing
    demand deposits              72,517,959                        65,783,205                          59,951,911
  All other liabilities           5,596,207                         3,898,312                           4,622,268
  Stockholders' equity           33,855,196                        28,794,095                          26,726,024
                               ------------                      ------------                        ------------
    Total Liabilities and
      Stockholders' Equity     $465,241,735                      $438,937,127                        $421,670,489
                               ------------                      ------------                        ------------
                               ------------                      ------------                        ------------
  FTE Interest Spread
  (Average Rate Earned
   Minus Average Rate Paid)                                4.78%                             4.42%                             3.92%
                                                           ----                              ----                              ----
                                                           ----                              ----                              ----
  FTE Net Interest Income                   $22,194,831                        $19,517,594                        $18,096,048
                                            -----------                        -----------                        -----------
                                            -----------                        -----------                        -----------
  FTE Net Interest Margin
    (Net Interest Income/Total
     Earning Assets)                                       5.29%                             4.97%                             4.73%
                                                           ----                              ----                              ----
                                                           ----                              ----                              ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ALLOWANCE AND PROVISION FOR LOAN LOSSES

It is the Corporation's practice to maintain the allowance for loan losses at a level adequate to provide for reasonably foreseeable losses. Management's evaluation is based on a continuing review of the loan portfolio and includes, but is not limited to, consideration of actual loss experience, the present and prospective financial condition of borrowers, adequacy of collateral, industry concentrations within the portfolio, and general economic conditions. As of December 31, 1993 the Corporation's allowance for possible loan losses was 1.40% of outstanding loans.

In 1993, the provision for loan losses decreased by $450,000, to $825,000, compared with a decrease of $600,000 in 1992. The primary reason for the continuing decrease was the strength of the local economy and lower levels of nonperforming loans throughout the year.

NONINTEREST INCOME

Noninterest income was $3.8 million in 1993, a decrease of less than 1% from the prior year. Deposit account service charges increased by almost 15%, or $360,000, while other customer service fees rose by more than 31%. These increases were due to a new fee structure implemented early in the year. These improvements were offset by a $640,000 decrease in security gains. The prior year security gains had been unusually high, due to circumstances discussed below.

In 1992, noninterest income was $3.8 million, a decrease of $735,000, or 16%, from 1991. The primary reason for the decrease was 1991's $950,000 gain on the sale of the Corporation's credit card portfolio. The sale also led to a reduction in credit card fee income. Partially offsetting these decreases were increases of $247,000 in service charge income, and $376,000 in net investment securities gains. The increase in securities gains was primarily due to the unprecedented decline in general interest rates, which pushed up the market value of securities which were sold. The total volume of securities sales also increased over the prior year; proceeds from sales were $26.7 million in 1992, compared with $18.0 million in 1991. There were two main reasons for the increased level of sales. First, the Corporation repositioned the security portfolio for tax purposes, selling approximately $9.9 million of tax-exempt municipal obligations, and reinvesting the proceeds in taxable instruments. This was done to minimize the impact of the federal alternative minimum tax, due to circumstances which were not foreseen when the municipal securities were purchased. Second, the Corporation sold six large securities (proceeds of approximately $11.1 million) during 1992. Four of these securities were to mature within four months, and were sold to take advantage of reinvestment opportunities. Management believes that these securities were held substantially to maturity. The remaining two securities had call provisions. At the time they were sold, the call appeared inevitable. The Corporation sold them to avoid the possibility of a decline in value. The securities were, in fact, called a short time after the sale.

NONINTEREST EXPENSE

Noninterest expense was $18.2 million in 1993, an increase of $820,000, or just under 5%, over prior year levels. Salaries, benefits, and payroll taxes rose by 6%, to $7.8 million in 1993. This reflects normal wage increases common in a service intensive industry, even while staffing levels have remained fairly constant. Occupancy decreased by nearly 3%, due to lower rent expense, and equipment expenses fell by more than 7%, mostly due to lower repair and maintenance costs. Other operating expenses were up by 8%, with the largest increase coming in advertising and related costs. This was the result of the Bank's successful "Making Your Life Easier" ad campaign, and promotional expenses for the opening of the Bank's new branch in Romeo, Michigan.

For 1992, noninterest expense was $17.3 million, an increase of $1.1 million, or 7%, over 1991. This increase was related to the growth of the Corporation and expansion of the Bank's branch system. Payroll costs increased by $562,000 over 1991, while occupancy and equipment expenses rose by a combined $407,000. Other operating expenses increased by $151,000, or 2%, over 1991.

INCOME TAXES

The provision for federal income taxes increased by $1.0 million, to $1.3 million in 1993. This was due to the record level of operating income, combined with reduced tax-exempt municipal income. The Corporation also recorded a tax credit of $609,000 for the postretirement benefit charge. This credit does not reduce tax expense; rather, it is netted against the "before tax" amount of the 1993 accounting change. In the previous year, federal tax expense decreased by $33,000 to $302,000, compared with $335,000 in 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

The liquidity of a bank allows it to provide funds to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of other investment opportunities. Funding of loan requests, providing for liability outflows, and managing interest rate margins require continuous analysis in order to match the maturities of specific categories of loans and investments, with specific types of deposits and borrowings. Bank liquidity is thus normally considered in terms of the nature and mix of the banking institution's sources and uses of funds. For the Corporation, the major sources of liquidity have been federal funds sold, and loans (including demand loans) and securities maturing within one year. At December 31, 1993 and 1992, federal funds sold amounted to $22.9 million and $9.7 million, respectively. Loans (including demand loans) and securities maturing within one year amounted to $113.1 million at December 31, 1993, and $99.9 million at December 31, 1992. Additional liquidity is provided by two repurchase agreement lines of credit, totaling $20.0 million, which could be drawn upon for short term liquidity needs, if necessary. The Corporation has also identified certain securities as "available for sale". These are securities that may be sold for liquidity or other purposes. Management determined the adequacy of items so classified by considering normal deposit fluctuations, expected loan demand, and the other liquidity sources and needs discussed above. The Corporation's dependence on large deposits which experience volatile rate changes is closely monitored. These deposits consist mainly of time certificates of $100,000 and over, of which the balance was $66.4 million and $57.7 million at December 31, 1993 and 1992, respectively.

Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest spread, an important factor in earnings growth and stability. Emphasis is placed on maintaining a controlled rate sensitivity position, to avoid wide swings in spreads and to minimize risk due to changes in interest rates.

The following table shows the maturity and repricing distribution of the Corporation's interest earning assets and interest bearing liabilities as of December 31, 1993, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities), and the cumulative interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate sensitive within a period when it matures or could be repriced within such period, generally in accordance with its contractual terms.


                                                    After Three       After Six       After One
                                        Within      Months But        Months But      Year But            After
                                        Three         Within            Within         Within             Five
                                        Months      Six Months         One Year       Five Years          Years           Total
                                       -----------------------------------------------------------------------------------------
                                                                             (in thousands)
Interest earning assets:
  Federal funds sold                      $22,900         --               --               --               --       $   22,900
  Securities                                5,672    $ 9,983         $  4,211        $  35,202       $   32,504           87,572
  Loans                                   211,911      5,320            7,833           61,664           41,298          328,026
                                       -----------------------------------------------------------------------------------------
    Total                                 240,483     15,303           12,044           96,866           73,802          438,498

Interest bearing liabilities:
  Interest bearing demand deposits (1)     70,629         --               --           50,915               --          121,544
  Savings (1)                              ------         --               --           88,467               --           88,467
  Time > $100,000                          54,444      6,072            1,504            4,276              100           66,396
  Time < $100,000                          22,236     15,376            7,046           39,360            3,284           87,302
  Borrowed funds                            1,100         --               --               --               --            1,100
                                       -----------------------------------------------------------------------------------------
    Total                                 148,409     21,448            8,550          183,018            3,384          364,809
                                       -----------------------------------------------------------------------------------------
Interest rate sensitivity gap              92,074     (6,145)           3,494         (86,152)           70,418           73,689
Cumulative interest rate
  sensitivity gap                         $92,074    $85,929         $ 89,423        $   3,271       $   73,689       $   73,689
Interest rate sensitivity gap ratio          1.62       0.71             1.41             0.53            21.81             1.20
Cumulative interest rate
  sensitivity gap ratio                      1.62       1.51             1.50             1.01             1.20             1.20



  (1)  NOW account deposits of $50,915,000, and savings deposits of $88,467,000 are included in the "one to five year" category, due to the Corporation's experience that the interest rates on (and balances of) these accounts are relatively insensitive to interest rate changes.

FIRST NATIONAL BANK CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table above indicates the time periods in which interest earning assets and interest bearing liabilities will mature or may be repriced, generally in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Based on the table above, the Corporation is considered to be asset sensitive in the one-year maturity range at December 31, 1993. In a rising rate environment, the Corporation might be able to increase prices on interest earning assets faster than the increase in rates on interest bearing liabilities.

The Corporation also uses a computer model to simulate the effects of possible interest rate changes. As a general rule, estimated negative exposure to changing interest rates is limited to 5% of net interest income. The exposure estimate is based on a variety of assumptions built into the model, and assumed interest rate changes of plus or minus 200 basis points. The results of this analysis are reported to the Asset/Liability and Funds Management Committee, to assist in the interest rate risk management process.
________________________________________________________________________________
SECURITY YIELDS AND MATURITIES

The following table is a summary of maturities and weighted average FTE yields of the Corporation's security portfolio on December 31, 1993 and 1992. With the exception of the U.S. Government and its agencies, no securities of a single issuer exceed 10% of stockholders' equity at December 31, 1993.

                                 December 31, 1993                        December 31, 1992
                       ------------------------------------------------------------------------------
                        U.S. Government      Municipal and        U.S. Government      Municipal and
                        and agency (1)         other (2)           and agency (1)       other (2)
                       ------------------------------------------------------------------------------
                       Amount    Yield       Amount   Yield       Amount   Yield       Amount   Yield
                       ------------------------------------------------------------------------------
Maturities:
  Within 1 year        $19,237   6.20%     $  4,413   9.46%     $  4,518   7 .84%    $  5,373    9.31%
  After 1 to 5 years    34,329   5.55        14,932   9.21        41,069   6 .28       16,225    9.39
  After 5 to 10 years      287   5.10        11,573   8.58           336   4 .56       11,776    9.04
  10 years and over         --     --         2,801   9.11            --      --        3,709    9.16
                       ------------------------------------------------------------------------------
    Total              $53,853   5.78%     $ 33,719   9.02%     $ 45,923   6 .43%    $ 37,083    9.24%
                       ------------------------------------------------------------------------------
                       ------------------------------------------------------------------------------
Average maturity         1 yr. 5 mos.        4 yrs. 11 mos.       1 yr. 11 mos.        4 yrs. 11 mos.
                       ------------------------------------------------------------------------------
                       ------------------------------------------------------------------------------

(1) Agency securities consist primarily of mortgage backed securities. The maturity distribution of such securities is based on average expected life, using available prepayment estimates.

(2) Fully taxable equivalent yield for municipal obligations is based on a 34 percent federal tax rate, and is adjusted for any interest expense disallowance.

FIRST NATIONAL BANK CORP.
SELECTED QUARTERLY FINANCIAL INFORMATION *


- -------------------------------------------------------------------------------------------------------------
1993                                               First           Second            Third           Fourth
                                                 Quarter          Quarter          Quarter          Quarter
- -------------------------------------------------------------------------------------------------------------
Interest income                                 $8,173,906       $8,113,553       $8,057,747       $8,057,633
Net interest income                              5,179,501        5,240,026        5,376,419        5,325,936
Provision for loan and lease losses                225,000          225,000          225,000          150,000
Income before taxes and cumulative
  effect of change in accounting principle       1,264,081        1,391,992        1,642,410        1,629,362
Income before cumulative effect of
  change in accounting principle                 1,019,081        1,092,992        1,258,410        1,234,362
Net income (loss)                                 (163,919)       1,092,992        1,258,410        1,234,362
Primary earnings (loss) per share (1)                (0.09)            0.54             0.55             0.53
Fully diluted earnings (loss) per share (1)          (0.04)            0.49             0.55             0.53

- -------------------------------------------------------------------------------------------------------------
1992                                               First           Second            Third           Fourth
                                                 Quarter          Quarter          Quarter          Quarter
- -------------------------------------------------------------------------------------------------------------
Interest income                                 $8,243,406       $8,053,767       $8,048,124       $7,927,150
Net interest income                              4,255,125        4,325,255        4,709,210        4,924,027
Provision for loan and lease losses                400,000          225,000          225,000          425,000
Income before taxes and cumulative
  effect of change in accounting principle         418,508          863,793          992,989        1,149,872
Income before cumulative effect of
  change in accounting principle                   512,508          787,793          870,989          951,872
Net income                                         743,508          787,793          870,989          951,872
Primary earnings per share (1)                        0.42             0.43             0.48             0.52
Fully diluted earnings per share (1)                  0.37             0.39             0.42             0.46
- -------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------------
1991                                          First           Second            Third           Fourth
                                            Quarter          Quarter          Quarter          Quarter
- --------------------------------------------------------------------------------------------------------
Interest income                            $9,227,274       $9,163,109       $9,460,723       $8,742,029
Net interest income                         3,928,181        4,153,827        4,567,982        4,226,264
Provision for loan and lease losses           325,000          350,000          575,000          625,000
Income before taxes                           796,142          869,641          892,565          783,913
Net income                                    723,142          780,641          784,565          718,913
Primary earnings per share                       0.41             0.44             0.44             0.41
Fully diluted earnings per share                 0.36             0.39             0.39             0.36
- --------------------------------------------------------------------------------------------------------

(1) For the first quarter of 1993, the cumulative effect of the change in accounting principle was ($0.63) per share primary, and ($0.52) per share fully diluted. For the first quarter of 1992, the cumulative effect of the change in accounting principle was $0.13 per share primary, and $0.10 per share fully diluted.

* Where applicable, per share data has been restated to give retroactive effect to the 5% stock dividends in 1993 and 1992, and the 4-for-3 stock split in 1993.

FIRST NATIONAL BANK CORP.
STOCKHOLDER INFORMATION

S.E.C. FORM 10-K

Copies of the Corporation's annual report on Form 10-K, as filed with the Securities and Exchange Commission, including financial statements and schedules, are available to stockholders without charge, upon written request. Please mail requests to Richard J. Miller, Treasurer, First National Bank Corp., 18800 Hall Road, P. O. Box 248, Mount Clemens, MI 48046-0248.

STOCK INFORMATION

The common stock of First National Bank Corp. is traded on The Nasdaq Stock Market (NASDAQ) under the ticker symbol "MTCL", and is represented in the Wall Street Journal as "FstNtlBkMI." At December 31, 1993, there were 1,284 holders of the Corporation's common stock.

The following table shows the high and low market prices by quarter during the last two years. The quotations reflect actual transactions as reported by NASDAQ, and may or may not include retail mark-up, mark-down or dealer commission. The table also shows the quarterly cash dividends declared and paid during these two years. The market prices and dividends declared have been adjusted for the 5% stock dividends in 1993 and 1992, and the 4-for-3 stock split in 1993.


                                               1993 Market Prices
                                               ------------------
                                                                                Cash
                                                                              Dividends
                          Quarter           High              Low             Declared
                          -----------------------------------------------------------
                          Fourth           $23.50           $20.63              $0.19
                          Third             21.56            19.88               0.19
                          Second            22.13            18.75               0.19
                          First             20.00            17.50               0.18
                          -----------------------------------------------------------
                          -----------------------------------------------------------




                                               1992 Market Prices
                                              --------------------
                                                                               Cash
                                                                             Dividends
                          Quarter          High             Low              Declared
                          -----------------------------------------------------------
                          Fourth           $18.75           $17.14              $0.18
                          Third             18.21            16.07               0.18
                          Second            17.50            14.97               0.18
                          First             15.99            14.63               0.17
                          -----------------------------------------------------------
                          Source: NASDAQ

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Corporation offers its stockholders a Dividend Reinvestment and Stock Purchase Plan, which enables them to reinvest their dividends in First National Bank Corp. common stock, and make optional cash payments without service charges or brokerage commissions. At December 31, 1993, 31% of the Corporation's stockholders had elected to participate.

Stockholders not yet enrolled in the Plan may receive a Plan Prospectus and enrollment card by contacting Celestina Giles at (810) 307-8101, or by writing her at 18800 Hall Road, P.O. Box 248, Mount Clemens, MI 48046-0248.

MARKET MAKERS

At December 31, 1993, the following firms were registered with NASDAQ as market makers in First National Bank Corp. common stock:


Ryan, Beck & Co.                               The Chicago Corporation
80 Main Street                                 208 South LaSalle Street
West Orange, New Jersey  07052                 Chicago, Illinois  60604
(800) 342-2325                                 (312) 855-7600

First of Michigan Corporation                  Roney and Co.
100 Renaissance Center, 26th Floor             One Griswold
Detroit, Michigan  48243                       Detroit, Michigan  48226
(313) 259-2600                                 (313) 963-6700

M.A. Schapiro & Co., Inc.                      Herzog, Heine, Geduld, Inc.
One Chase Manhattan Plaza, 58th floor          26 Broadway
New York, New York  10005                      New York, New York  10004
(212) 425-6600                                 (212) 962-0300

STOCK REGISTRAR AND TRANSFER AGENT

State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts  02101

INDEPENDENT AUDITORS

Deloitte & Touche
600 Renaissance Center, Suite 900
Detroit, Michigan  48243-1704

INFORMATION

News media representatives and those seeking additional information about the Corporation should contact Richard J. Miller, Treasurer, at (810) 307-8140, or by writing him at 18800 Hall Road, P. O. Box 248, Mount Clemens, MI 48046-0248.

ANNUAL MEETING

This year's Annual Meeting will be held at 8:30 A.M., EST, on Wednesday, April 27, 1994, at the FNB Financial Center, 18800 Hall Road, Clinton Township, Michigan.